Form G-FIN





12060874

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
011 - 00519

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☑ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☑ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☑ Notice
   B. ☐ Amendment

SEC Mail Processing Section
JUL -2 2012
Washington DC 401

4. A. Full name of the financial institution:

   Chinatrust Commercial Bank, New York Branch

   B. Address of principal office of financial institution:

   3F, 366 Madison Avenue, New York, NY 10017

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same as B

   D. Mailing address if different from (B) or (C):

   Same as B

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Mina Jiang	Compliance Officer	212-457-8897

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

   NA

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
HUANG	SHIUAN-LIN		Manager

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:



First	Middle	Last	Title
Mina		Jiang	Compliance Officer

Manual Signature

Date: 6/14/2012

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1535-0089

1. Applicant Name HUANG (Last) SHIUAN-LIN (First) ________ Middle (If none, so specify)

2. Financial Institution Government Securities Broker or Dealer:

   A. Name CHINATRUST COMMERCIAL BANK, NEW YORK BRANCH

   B. Registration Number ________ ☐☐☐☐☐☐

   C. Main Address 366 MADISON AVENUE, 3RD FLOOR, NEW YORK, NY 10017

3. Office of Employment of Applicant TREASURY BACK OFFICE

4. Date of Employment of Applicant MAY 23, 2012

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System .... ☑
   - Comptroller of the Currency .... ☐
   - Federal Deposit Insurance Corporation .... ☐
   - Director Office of Thrift Supervision .... ☐
   - Securities and Exchange Commission .... ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity	
	Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☐	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☐	☐
E. Processing and clearance activities with respect to government securities:	☑	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☑	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in Item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.



Employer	Name and Position of Person Contacted
CHINATRUST COMMERCIAL BANK, NEW YORK BRANCH	TINA LIN, MANAGER

MAY 23, 2012 (Date) YI-CHUN LIN (Print Name of Supervisor of Applicant) [signature] (Signature of Supervisor of Applicant)

PERSONAL HISTORY OF APPLICANT

8. HUANG (Last Name) SHIUAN-LIN (First) ________ (Middle)

9. ________ Social Security Number (Completion is not mandatory)

10. 366 MADISON AVENUE, 3RD FLOOR (Resident Street Address)

11. NEW YORK (City) NY (State) 10017 (ZIP Code)

12. SEPTEMBER 20, 1980 (Date of Birth)

13. TAIPEI, TAIWAN (Place of Birth)

14. Any other name ever used or by which known: RAY HUANG

15. Employment History
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
CHINATRUST COMMERCIAL BANK, HEAD OFFICE	**10/2005**	**N/A**	**Senior Associate**	**N/A**	**FULL**

16. Residential History
The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

2F-1,NO.70, SEC.2, AN-HE RD., DA-AN DIST., TAIPEI CITY 10680, TAIWAN

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
2F-1,NO.70, SEC.2, AN-HE RD., DA-AN DIST., TAIPEI CITY 10680, TAIWAN	**03/2003**	**N/A**

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions
- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☑
(2) any other felony? .... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☑
(2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☑
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
(4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☑
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☑
(6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☑
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☑
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? . . . . . Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? . . . . . Yes ☐ No ☑
(2) fraud or the wrongful taking of property? . . . . . Yes ☐ No ☑
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? . . . . . Yes ☐ No ☑

Date MAY 23, 2012 Signature of Applicant



FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name HUANG SHIUAN-LIN

19. Financial Institution Government Securities Broker or Dealer Name CHINATRUST COMMERCIAL BANK, NEW YORK E

20. Financial Institution Government Securities Broker or Dealer Address 366 MADISON AVENUE, 3RD FLOOR, NEW YORK, NY 10017

Receipt Stamp

21. Attention: COMPLIANCE DEPARTMENT

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, (1535-0089) Washington, DC 20503.

PRIVACY ACT NOTICE FOR FORM G-FIN-4
(To accompany Form G-FIN-4)

GENERAL

This information is provided in accordance with the Privacy Act of 1974, 5 USC 552a, to those applicants completing a Form G-FIN-4 (Disclosure Form for Persons Associated with a Financial Institution Government Securities Broker or Dealer) which is to be filed with the appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Securities Exchange Act of 1934 (15 USC 78c(a)(34)(G)).

AUTHORITY

Section 15C(b)(1) of the Securities Exchange Act of 1934 (15 USC 78o-5(b)(1)).

PURPOSE

The appropriate regulatory agency will review the information reported on Form G-FIN-4 for the purpose of determining whether the applicant might be subject to disciplinary action pursuant to section 15C(c)(2) of the Securities Exchange Act of 1934 (15 USC 78o-5(c)(2)).

EFFECTS OF NONDISCLOSURE

Except for persons who have a current Form U-4 or Form MSD-4 on file with their financial institution, persons who are or seek to be associated with a financial institution government securities broker or dealer are required to disclose the information necessary to complete Form G-FIN-4, except that disclosure of Social Security numbers is voluntary. Failure to disclose the necessary information may make an applicant subject to limitations on his or her activities with the financial institution government securities broker or dealer.

ROUTINE USES

The Department of the Treasury and the appropriate regulatory agencies regard the information provided by each respondent on this form as confidential. However, the information reported on Form G-FIN-4 may be routinely used by the appropriate regulatory agency as follows:

1. To refer to the appropriate governmental authority, whether Federal, state, local or foreign, or to the appropriate self-regulatory organization, such information as may indicate a violation or potential violation of law, regulation, or rule.

2. To refer to the appropriate court, magistrate or administrative law judge such information as may be relevant to proceedings before any such court or judicial officer.

3. To make use of such information as may aid in the resolution of any action or proceeding:
   a. In which the Federal securities, banking or commodities laws are at issue:
   b. In which the propriety of any disclosure of information reported on Form G-FIN-4 is at issue; or
   c. To which the appropriate regulatory agency or a past or present member of its staff is a party or otherwise involved in an official capacity.

4. To disclose to a Federal, state, local or foreign governmental authority or self-regulatory organization such information as may be necessary to obtain from such authority or organization additional information concerning the associated person.

5. To disclose such information as may be necessary to respond to a request from a Federal, state, local or foreign governmental authority or self-regulatory organization for information needed in connection with the issuance of a license, granting of a benefit, or similar action affecting the associated person.

6. To disclose such information as may be necessary to respond to any congressional inquiry made at the request of the associated person.

INSTRUCTIONS FOR COMPLETING AND FILING FORM G-FIN-4

GENERAL INSTRUCTIONS

1. As used in these instructions and Form G-FIN-4:
   a. The term financial institution government securities broker or dealer means a government securities broker or dealer that is a financial institution and that is not exempt from regulation as a government securities broker or dealer under Part 401 of Title 17, Code of Federal Regulations.

   b. The terms applicant and person associated with a financial institution government securities broker or dealer mean a person, other than a person whose functions are solely clerical or ministerial, who is directly engaged in any of the following activities in either a supervisory or non-supervisory capacity: (i) underwriting, trading or sales of government securities; (ii) financial advisory or consultant services for issuers in connection with the issuance of government securities; (iii) research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in clauses (i) and (ii); (iv) activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in clauses (i) and (ii) above. In addition, the term includes anyone directly engaged in the following activities in a supervisory capacity: (i) processing and clearance activities with respect to government securities and (ii) maintenance of records involving any of the activities described in this paragraph (b).

      Persons who function solely in a fiduciary capacity and persons whose sole government securities activities are, without exercising any investment discretion and solely at the direction of customers, to receive and/or transmit customer orders to purchase or sell government securities, but who do not give investment advice or receive transaction-based compensation, are not "associated persons" and are not required to file this form. Directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole that are not directly related to the conduct of the financial institution's government securities business are not considered to be "directly engaged" in the activities described in this paragraph and are not required to file this form.

2. Form G-FIN-4 is to be used by financial institution government securities brokers and dealers and persons who are or seek to be associated persons of such brokers or dealers to comply with the rules of the Department of the Treasury, 17 CFR 400.4, which require the filing and keeping current of the Form G-FIN-4. This form is required only when a current Form U-4 or MSD-4 for the applicant is not on file with the financial institution and its appropriate regulatory authority.

3. Financial institution government securities brokers and dealers are required to file Form G-FIN-4 with the appropriate regulatory agency as set forth below:
   a. The Comptroller of the Currency in the case of a national bank, a bank in the District of Columbia examined by the Comptroller of the Currency, or a Federal Branch or Federal agency of a foreign bank (as such terms are used in the International Banking Act of 1978);
   b. The Board of Governors of the Federal Reserve System, in the case of a state member bank of the Federal Reserve System, a foreign bank, an uninsured state branch or state agency of a foreign bank, a commercial lending company owned or controlled by a foreign bank (as such terms are used in the International Banking Act of 1978), or a corporation organized or having an agreement with the Board of Governors of the Federal Reserve System pursuant to section 25 or section 25A of the Federal Reserve Act;
   c. The Federal Deposit Insurance Corporation, in the case of a bank insured by the Federal Deposit Insurance Corporation (other than a member of the Federal Reserve System or a Federal savings bank) or an insured state branch of a foreign bank (as such terms are used in the International Banking Act of 1978);
   d. The Director of the Office of Thrift Supervision, in the case of a savings association (as defined in section 3(b) of the Federal Deposit Insurance Act) the deposits of which are insured by the Federal Deposit Insurance Corporation; and
   e. The Securities and Exchange Commission, in the case of all other financial institution government securities brokers and dealers.

4. Copies of Form G-FIN-4 may be obtained from any of the appropriate regulatory agencies listed in instruction 3.

5. An original and three copies of Form G-FIN-4 are to be filed by the applicant with the financial institution government securities broker or dealer, which will in turn file the original and two copies with the appropriate regulatory agency listed in instruction 3. The applicant is responsible for keeping the form current by filing, within 30 days after the occurrence of any event that makes the information in the currently filed form incomplete or incorrect, an original and three copes of a statement showing the changed information in a form acceptable to the appropriate regulatory agency. The financial institution government securities broker or a dealer will retain the third copy of a complete form, including all updates, in its records for a least three years after the applicant's employment or other association with the government securities broker and/or dealer function of the financial institution has terminated, or after a Form G-FIN-5 has been filed, whichever is later.

6. If more space is needed to complete an answer, an appropriate designation shall be entered in the answer space provided, and one or more attachment sheets shall be used to complete the response. All attachments shall be submitted in the same format as the items to which response is made and should be typed on white 8-1/2 by 11 inch paper. Answers to more than one question may appear on an attachment sheet if the questions are clearly identified. Attachments should be paginated and the name of both the applicant and the financial institution government securities broker or dealer should appear on every attachment sheet.

7. Form G-FIN-4 and any attachments may be duplicated by any method which produces legible copies of type size identical to that of the Form G-FIN-4 on white 8-1/2 by 11 inch paper.

8. Form G-FIN-4 shall be manually signed on page one by the supervisor of the applicant and on page three by the applicant.

9. All items on Form G-FIN-4 are to be completed, except that disclosure of one's Social Security number is not mandatory. The date on which the Form G-FIN-4 is received by the appropriate regulatory agency shall be the date of filing. A Form G-FIN-4 which is not prepared and executed in accordance with the applicable requirements may be returned as unacceptable for filing. Acceptance for filing shall not constitute any finding that a Form G-FIN-4 has been completed in accordance with those requirements or that any information reported on the form is true, correct, complete, or not misleading.

INSTRUCTIONS TO SPECIFIC ITEMS ON FORM G-FIN-4

10. Items 2 through 7 are to be completed by the financial institution government securities broker or dealer employing or proposing to employ the applicant named in item 1. All other items are to be completed by the applicant.

11. Item 3: Give the address of the office of the financial institution government securities broker or dealer in which the applicant is or will be employed.

12. Item 5: Indicate the appropriate regulatory agency as set forth in instruction 3.

13. Items 15 and 16: All time periods must be accounted for.

14. Item 17(a): Although this item relates only to convictions during the past 10 years, it should be noted that section 19 of the Federal Deposit Insurance Act (12 USC 1829) prohibits <u>any</u> insured bank, except with the written consent of the Federal Deposit Insurance Corporation, from employing any person who has ever been convicted of a criminal offense involving dishonesty or breach of trust.

Instructions for completing Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

GENERAL INFORMATION AND INSTRUCTIONS

A. Terms and Abbreviations

1. "Act" refers to the Securities Exchange Act of 1934, as amended by the Government Securities Act of 1986.
2. "ARA" refers to the financial institution's appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Act. See general instruction (E) below for a listing of appropriate regulatory agencies.
3. "Government securities" are defined in section 3(a)(42) of the Act. In general, this term refers to direct obligations of or obligations guaranteed as to principal or interest by the United States; securities issued or guaranteed as to principal or interest by corporations designated by statute or by the Secretary of the Treasury to constitute exempt securities; and puts, calls, straddles or options on such securities. Although not all inclusive, the following are the more common types of government securities covered by the term: U.S. Treasury bills, bonds, notes; discount notes, bonds, certain collateralized mortgage obligations, pass throughs, master notes, and other obligations of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Student Loan Marketing Association (SLMA), Federal Home Loan Banks and Farm Credit Banks; securitized Small Business Association (SBA) loans; and FNMA stock.
4. "Government securities broker" is defined in section 3(a)(43) of the Act. In general, this term refers to a financial institution that is regularly engaged in the business of effecting transactions in government securities for the account of others.
5. "Government securities dealer" is defined in section 3(a)(44) of the Act. In general, this term refers to a financial institution engaged in the business of buying and selling government securities for its own account but does not include a financial institution insofar as it buys or sells securities for its own account but not as a part of its regular business or in a fiduciary capacity.
6. "Financial institution" is defined in Section 3(a)(46) of the Act. In general, the term refers to any national or state chartered bank or trust company which is supervised and examined by a state or federal bank supervisory agency, a foreign bank, and any other institution whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation.
7. "Associated person" is defined by Treasury regulation (17 C.F.R. 400.3(c)) to mean a person directly engaged in any of the following activities in either a supervisory or nonsupervisory capacity: underwriting, trading or sales of government securities; financial advisory or consultant services for issuers in connection with the issuance of government securities; other communications with public investors, or research or investment advice other than general economic information or advice, with respect to government securities in connection with the activities described above. The term is further defined in Section 400.3(c) to cover persons engaged in the following activities in a supervisory capacity: processing and clearance activities with respect to government securities and maintenance of records involving any of the activities described in this paragraph.

   This definition does not include directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole, but are not directly involved in the conduct of the financial institution's government securities business on a day-to-day basis. It also does not cover persons whose functions are solely clerical or ministerial, persons who are acting in a fiduciary capacity, or persons who act solely as order takers without giving investment advice or receiving transaction-based compensation.

B. Who Must File?

Under Section 15C(a)(1)(B) of the Act, any financial institution that is a government securities broker or government securities dealer within the foregoing definitions must file with its ARA a written notice, on the form prescribed herein, except as described below.

A financial institution that buys and sells securities solely for investment for its own account or for accounts for which it acts as a fiduciary will not generally be classified as a dealer, even though such purchases and sales are made with some frequency. Virtually every financial institution purchases government securities for investment; and purchases and sales may occur to accommodate changes in the financial institution's financial position or to reflect investment decisions. The legislative history of the Act indicates that the Congress did not intend to require financial institutions engaged in such investment-type activity to register as dealers.

The Department of the Treasury has exempted financial institutions that engage solely in the following activities:

(1) Acting as issuing agent, payment agent or forwarding agent for U.S. Savings Bonds (17 C.F.R. 401.1);

(2) submission of tenders for the account of customers for purchase on original issue of U.S. Treasury securities (17 C.F.R. 401.2);

(3) the sale and subsequent repurchase and the purchase and subsequent resale of government securities pursuant to a repurchase or reverse repurchase agreement (17 C.F.R. 401.4); or

(4) sales or purchases in a fiduciary capacity (17 C.F.R. 401.4).

In general, government securities activities that may bring a financial institution within the definition of government securities dealer include the following: (1) underwriting or participating in a selling group for the sale of government securities; (2) advertising or otherwise holding itself out to other dealers or investors as a dealer in government securities; or (3) quoting a market for government securities, and in connection with such quotations, standing ready to purchase or sell government securities.

The Department of the Treasury also has exempted (17 C.F.R. 401.3) any financial institution from the definition of government securities broker unless it (1) holds itself out as a government securities broker or interdealer broker; or (2) actively solicits individual purchases or sales of government securities on an agency basis. In addition, a financial institution will be exempt if it (a) effects less than 500 brokerage transactions per year or (b) except for U.S. Savings Bonds and submissions of tenders for U.S. Treasury securities (as described above), effects all brokerage transactions through a government securities broker or dealer who is clearly identified as the entity providing the brokerage services, and who meets the other conditions of the exemption.

A branch or agency of a foreign bank that engages in government securities transactions solely with non-U.S. citizens that are resident outside the United States is also exempt (17 C.F.R. 401.6).

C. When to file

A financial institution that was acting as a government securities broker or government securities dealer on July 25, 1987, was required to file a notice with its ARA on or before that date. Any financial institution that proposes to act as a government securities broker or government securities dealer after that date shall file the notice before it commences operations.

D. Amendments

In the event any of the information previously submitted on this notice becomes incomplete, inaccurate or no longer applicable, the notice must be amended. This amendment must be filed within 30 calendar days of the notice becoming inaccurate (17 C.F.R. 400.5(b)).

Items 1, 2, 3, 4, and 8 of the notice shall be completed for each amendment. Otherwise, only those items which are being amended need to be completed.

E. How and where to file: Number of copies

Each financial institution must file two copies of the notice and each amendment with its ARA, one of which will be sent by the ARA to the SEC. Retain one exact copy for your records. A financial institution may determine the name and address of its ARA from the following:

1. A national bank, a bank operating in the District of Columbia that is examined by the Comptroller of the Currency, or a federal branch or federal agency of a foreign bank, files with the:

   Office of the Comptroller of the Currency
   Administrator of National Banks
   Compliance Programs
   Washington, DC 20219

2. A state member bank of the Federal Reserve System, a foreign bank, an uninsured state branch or a state agency of a foreign bank, a commercial lending company owned or controlled by a foreign bank, or an Edge corporation files with the:

   Board of Governors of the Federal Reserve System
   Division of Banking Supervision & Regulation
   Specialized Activities Section MS 185
   Washington, DC 20551

3. A bank insured by the Federal Deposit Insurance Corporation (other than a bank which is a member of the Federal Reserve System or a federal savings bank) or an insured branch of a foreign bank files with the:

   Federal Deposit Insurance Corporation
   Division of Bank Supervision
   Securities Analysis Unit
   Washington, DC 20429

4. A federal savings and loan association, federal savings bank, or an institution formerly insured by the Federal Savings and Loan Insurance Corporation, files with the:

   Office of Thrift Supervision
   Office of the Chief Counsel
   Business Transactions Division
   1700 G Street, NW
   Washington, DC 20552

5. A state chartered bank or a state chartered trust company that is not a member of the Federal Reserve System and whose deposits are not insured by the Federal Deposit Insurance Corporation, or any other financial institution not described in the preceding paragraphs, files with the:

   Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, DC 20549

F. Privacy Act Notice

Collection of the information to be supplied on this form is authorized by section 15C(a)(1)(B) of the Securities Exchange Act of 1934, 15 U.S.C. 78o-5(a)(1)(B). Disclosure is mandatory for all financial institutions that act as government securities brokers or government securities dealers that are not exempted from filing under Treasury Department regulations (see 17 C.F.R. Part 401). The principal purpose of this notice is to identify to the appropriate regulatory agencies those financial institutions that act as government securities brokers or government securities dealers and are subject to regulation under the Act. Information supplied on this form will be included routinely in the public files of the appropriate regulatory agencies and will be available for inspection by any interested person. In addition, the Securities and Exchange Commission will maintain copies of all G-FIN notices in the public files, and will make them available for public inspection by any interested person. Financial institutions that do not provide the information solicited on this form may not lawfully act as government securities brokers or government securities dealers unless exempted from the notice requirement by Treasury Department regulation (17 C.F.R. Part 401).

Form G-FIN

Reporting Burden—Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, Washington, DC 20219; Chief Counsel's Office, Office of Thrift Supervision, 1700 G Street, NW, Washington, DC 20552; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

Notice By Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

(This booklet includes instructions and blank forms.)



Board of Governors of the Federal Reserve System
OMB No. 7100-0224



Federal Deposit Insurance Corporation
OMB No. 3064-0093



Office of the Comptroller of the Currency
OMB No. 1557-0184



Office of Thrift Supervision
OMB No. 1550-0019



Securities and Exchange Commission
OMB No. 3235-0083

This notice is required by law [15 U.S.C. 78o-5(a)(1)(B)].

NOTICE REQUIREMENTS

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to: (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

For further information on the requirements to file this notice, please refer to the instructions.